

19010649

;ION

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**PART III**

**FACING PAGE**

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

| SEC FILE NUMBER |
|---|
| 8- 44691 |

REPORT FOR THE PERIOD BEGINNING 04/01/18      AND ENDING   3/31/19

                                     MM/DD/YYY                                  MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TULLY AND HOLLAND INCORPORATED

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESSS OF PRINCIPLE PLACE OF BUSINESS: (Do not use P.O. Box No.

535 BOYLSTON STREET, 7 TH FLOOR

                                   (No. and Street)

BOSTON                               MA                      02116

(City)                                 (State)                   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

TIMOTHY TULLY                                             781-239-2900

                                                        (Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LARRY D. LIBERFARB, P.C.

                            (Name – if individual, state first, last, middle name)

11 VANDERBILT AVENUE SUITE 220            NORWOOD           MA           02062

(Address)                                  (City)                          (State)         (Zip Code)

                                     Securities and Exchange Commission
                                          Trading and Markets

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its properties

                                            MAY 2 4 2019

| FOR OFFICAL USE ONLY      **RECEIVED** |
|---|
| |

*Claims for exemption from the requirements that the annual report be covered by the opinion of an independent public accountant must be supported
by a statement of facts and circumstances relied on as the basis for the exemption.  See Section 240.17-a-8(e)(2)

SEC 1410 (05-01)    **Persons who respond to the collection of information contained
                         in this form are not required to respond unless the form displays
                         a currently valid OMB number.**



# OATH OR AFFIRMATION

I, TIMOTHY TULLY _____ ,swear (or affirm) that, to the

best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

TULLY AND HOLLAND INCORPORATED _____ , as of

MARCH 31 _____ , 20 __19__ , are true and correct. I further swear (or affirm) that neither the company

nor any partner, proprietor, principle officer or director has any proprietary interest in any account classified soley as that of

A customer, except as follows:

_____

_____

_____

*Signature*

MATTHEW ETHAN DUFFY
Notary Public
Commonwealth of Massachusetts
My Commission Expires March 27, 2026

PRESIDENT

*Title*

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control requirements Under Rule 15c2-3.
- ☒ (j) A Reconciliation. Including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# TULLY AND HOLLAND INCORPORATED

# FINANCIAL STATEMENTS

# MARCH 31, 2019

# LARRY D. LIBERFARB, P.C.

CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800  Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

## Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder
of Tully and Holland Incorporated

**Opinion on the Financial Statements**

We have audited the accompanying statement of financial condition of Tully and Holland Incorporated as of March 31, 2019, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Tully and Holland Incorporated as of March 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

These financial statements are the responsibility of Tully and Holland Incorporated's management. Our responsibility is to express an opinion on Tully and Holland Incorporated's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Tully and Holland Incorporated in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

## Supplemental Information

The computation of aggregate indebtedness and net capital pursuant to SEC Rule 15c3-1, and computation for and information related to possession or control determination of reserve requirements for broker/dealers under SEC Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audit of Tully and Holland Incorporated's financial statements. The supplemental information is the responsibility of Tully and Holland Incorporated's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the computation of aggregate indebtedness and net capital under SEC Rule 15c3-1, and computation for and information related to possession or control determination of reserve requirements for broker/dealers under SEC Rule 15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Larry D. Liberfarb, P.C.

We have served as Tully and Holland Incorporated's auditor since 2008.

Norwood, Massachusetts
May 15, 2019

## TULLY AND HOLLAND INCORPORATED
## STATEMENT OF FINANCIAL CONDITION
### March 31, 2019

### ASSETS

| | | |
|---|---|---|
| Cash | $ | 478,512 |
| Accounts receivable - non customers | | 36,561 |
| Property and equipment, at cost, less accumulated depreciation of $166,825 | | - |
| Other assets | | 35,602 |
| | $ | 550,675 |

### LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:

| | | |
|---|---|---|
| Accounts payable, accrued expenses, and other liabilities | $ | 31,554 |

Stockholder's equity:

| | | |
|---|---|---|
| Common stock, $.01 par value, 1,000 shares authorized, 300 shares issued and outstanding | | 3 |
| Additional paid-in capital | | 189,198 |
| Retained earnings | | 428,737 |
| Less 200 shares of common stock in treasury, at cost | | (98,817) |
| Total stockholder's equity | | 519,121 |
| | $ | 550,675 |

The accompanying notes are an integral part of these financial statements.

# TULLY AND HOLLAND INCORPORATED
## STATEMENT OF OPERATIONS
### For the year ended March 31, 2019

| | |
|---|---:|
| Revenues: | |
| Advisory fees | $ 2,924,466 |
| Interest and dividends | 182 |
| Other income | 34,059 |
| | 2,958,707 |
| | |
| Expenses: | |
| Employee compensation and benefits | 1,011,089 |
| Officers compensation and benefits | 1,190,339 |
| Communications and data processing | 27,554 |
| Occupancy | 110,734 |
| Other expenses | 292,689 |
| | 2,632,405 |
| | |
| Income before income taxes | 326,302 |
| | |
| Provision for income taxes | 1,200 |
| | |
| Net Income | $ 325,102 |

The accompanying notes are an integral part of these financial statements.

# TULLY AND HOLLAND INCORPORATED
## STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
### For the year ended March 31, 2019

| | Common Stock | Additional Paid-In Capital | Retained Earnings | Common Treasury Stock | Total Stockholder's Equity |
|---|---|---|---|---|---|
| Balance, April 1, 2018 | $ 3 | $ 189,198 | $ 103,635 | $ (98,817) | $ 194,019 |
| Net Income | - | - | 325,102 | - | 325,102 |
| Balance, March 31, 2019 | $ 3 | $ 189,198 | $ 428,737 | $ (98,817) | $ 519,121 |

The accompanying notes are an integral part of these financial statements

# TULLY AND HOLLAND INCORPORATED
## STATEMENT OF CASH FLOWS
### For the year ended March 31, 2019

| | |
|---|---:|
| Cash flows used for operating activities: | |
| Net Income | $ 325,102 |
| Adjustments to reconcile net income to | |
| net cash provided by operating activities: | |
| Depreciation | |
| | |
| (Increase) Decrease in operating assets: | |
| Increase in accounts receivable - non customers | (7,877) |
| Decrease in other assets | 6,454 |
| | |
| Increase (Decrease) in operating liabilities: | |
| Decrease in accounts payable and accrued expenses | (1,881) |
| Net cash provided by operating activities | 321,798 |
| | |
| Cash flows from investing activities: | |
| None | - |
| | |
| Cash flows from financing activities: | |
| None | - |
| Increase in cash | 321,798 |
| | |
| Cash at March 31, 2018 | 156,714 |
| | |
| Cash at March 31, 2019 | $ 478,512 |

| | | |
|---|---|---:|
| Supplemental disclosures of cash flow information: | | |
| Cash paid during the year for: | | |
| Interest | $ | 0 |
| Income taxes | $ | 1,200 |

Disclosure of accounting policy:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

The accompanying notes are an integral part of these financial statements.

**TULLY AND HOLLAND INCORPORATED**
**NOTES TO FINANCIAL STATEMENTS**
**MARCH 31, 2019**

## NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

**Organization and Nature of Business**

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA).

**Advisory Fees**

Fees are earned from advisory services including merger and acquisition advisory services, private placements of debt and equities, and general financial advisory services. Advisory fees are generated primarily from retainer payments and success fees which are recognized in accordance with Topic 606 when all performance obligations have been satisfied.

**Accounts Receivable – Non Customers**

Management closely monitors outstanding accounts receivable, and charges off to expense all balances that are determined to be uncollectable.

**Property and Equipment**

Property and equipment are recorded at cost. Maintenance and repairs are charged to expense as incurred. Major improvements to property and equipment are capitalized. Depreciation is computed using the accelerated method over the estimated useful lives of the assets.

**Income Taxes**

The Company, with the consent of its sole shareholder, has made an election under Subchapter S of the Internal Revenue Code, not to be subject to federal income taxes at the corporate level. Pursuant to this election, the income or loss of the Company is included in the taxable income of the individual stockholder. Consequently, the statement of income contains no provision for federal income taxes.

The Company's tax years subject to examination by regulatory authorities are from December 31, 2016 and after.

The Company is liable for Massachusetts excise taxes. Accordingly, this tax has been included in the accompanying financial statements.

## NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

### Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual results could differ from these estimates.

## NOTE 2 - PROPERTY AND EQUIPMENT

Major classifications of property and equipment are as follows:

| | |
|---|---|
| Computer equipment | $ 71,008 |
| Furniture, fixtures and equipment | 95,817 |
| | 166,825 |
| Less: Accumulated depreciation | 166,825 |
| | $ 0 |

Depreciation expense for the year ended March 31, 2019 was $0.

## NOTE 3 - NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At March 31, 2019 the Company had net capital of $446,958 which was $441,958 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .07 to 1.

## NOTE 4 - LONG TERM LEASES

The Company conducts its operations from offices that were leased at $9,667 per month. Occupancy expense for the year ended March 31, 2019 was $110,552.

**NOTE 4 -    LONG TERM LEASES (Continued)**

Future minimum lease payments for this non-cancelable operating lease at March 31, 2019 are as follows.

| Year ended March 31 | |
|---|---|
| 2020 | $ 114,611 |
| 2021 | 116,561 |
| 2022 | 118,519 |
| 2023 | 79,992 |
| | $ 429,683 |

**NOTE 5-    OFF- BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK**

The Company at times maintains cash in bank accounts in excess of the established limit insured by the Federal Deposit Insurance Corporation (FDIC).

**NOTE 6 -    RELATED PARTY TRANSACTIONS**

The Company leases a motor vehicle under an operating lease expiring September 2019 from the sole shareholder of the Company. The lease requires monthly rentals of $1,350.

Lease expense for the year ended March 31, 2019 amounted to $16,200. Future minimum rentals under the operating lease agreement for the years ending March 31, 2020 are as follows:

| Year ended March 31, | |
|---|---|
| 2020 | $ 8,100 |

**NOTE 7 -    EMPLOYEE BENEFIT PLANS**

The Company adopted an incentive savings plan covering all eligible employees. The Company may contribute to the plan an amount designated by management of the Company to the extent permissible under the Internal Revenue Code. For the year ended December 31, 2019, the Company contributed $76,185 to the plan.

## NOTE 8 – FAIR VALUE

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumption about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

A qualifying asset or liability's level within the framework is based upon the lowest level of any input that is significant to the fair value measurement. The Company's qualifying assets or liabilities are recorded at fair value using Level 1 inputs.

## NOTE 9 – SUBSEQUENT EVENTS

Management has evaluated subsequent events through May 15, 2019, the date on which the financial statements were available to be issued. There were no subsequent events that require adjustment or disclosure in the financial statements.

# TULLY AND HOLLAND INCORPORATED

## SUPPLEMENTARY SCHEDULES

### MARCH 31, 2019

**SCHEDULE I**

## TULLY AND HOLLAND INCORPORATED
## COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL
## PURSUANT TO RULE 15c3-1
## MARCH 31, 2019

| | |
|---|---:|
| Aggregate indebtedness: | |
|     Accounts payable and accrued expenses | $ 31,554 |
| | |
| Net capital: | |
|     Common stock | $ 3 |
|     Additional paid-in capital | 189,198 |
|     Retained earnings | 428,737 |
|     Treasury stock | (98,817) |
| | 519,121 |
| | |
| Adjustments to net capital: | |
|     Accounts receivable - non customers(net) | (36,561) |
|     Other assets | (35,602) |
|     Net capital, as defined | $ 446,958 |
| | |
| Net capital requirement | $ 5,000 |
| | |
| Net capital in excess of requirement | $ 441,958 |
| | |
| Ratio of aggregate indebtedness to net capital | .07 to 1 |
| | |
| Reconciliation with Company's computation included in | |
|   Part IIA of Form 17a-5(a) as of March 31, 2019 | |
|   as reported in Company's (unaudited) focus report | $ 459,951 |
|     Net audit adjustments | (7,161) |
|     Increase in non-allowable assets | (5,832) |
|     Net Capital per above | $ 446,958 |

See Report of Independent Registered Public Accounting Firm

# SCHEDULE II

## TULLY AND HOLLAND INCORPORATED

## COMPUTATION FOR AND INFORMATION RELATED TO POSSESSION OR CONTROL DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER/DEALERS UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

## MARCH 31, 2019

Tully and Holland Incorporated is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited, such that they do not handle customer funds or securities, accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

# LARRY D. LIBERFARB, P.C.

CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800  Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

## Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholder of
Tully and Holland Incorporated

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Tully and Holland Incorporated identified the following provisions of 17 C.F.R. 15c3-3(k) under which Tully and Holland Incorporated claimed an exemption from 17 C.F.R. 240.15c3-(k)(2)(i) (exemption provisions) and (2) Tully and Holland Incorporated stated that Tully and Holland Incorporated met the identified exemption provisions throughout the most recent fiscal year without exception. Tully and Holland Incorporated's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Tully and Holland Incorporated's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Norwood, Massachusetts
May 15, 2019

# TULLY AND HOLLAND INCORPORATED

## EXEMPTION REPORT
## REQUIREMENTS FOR BROKER/DEALERS UNDER
## RULE 17A-5 OF THE SECURITIES EXCHANGE ACT OF 1934

## MARCH 31, 2019

Tully and Holland Incorporated is exempt from the reserve and possession or control requirements under Rule 15c3-3(k)(2)(i) of the Securities Exchange Act of 1934. The Company was compliant with Rule 15c3-3(k)(2)(i) as it did not carry any customer funds or securities throughout the fiscal year ended March 31, 2019,

Timothy W. Tully
President